Stradley Ronon Stevens & Young, LLP
1250 Connecticut Avenue, N.W., Suite 500
Washington, D.C. 20036
Telephone  202-822-9611
Fax  202-822-0140
www.stradley.com

Christopher J. Zimmerman, Esq.
(202) 419-8402
czimmerman@stradley.com

April 24, 2013

Via EDGAR

Michelle Roberts, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:         Nationwide Variable Insurance Trust –
File Nos. 002-73024 and 811-03213

Dear Ms. Roberts:

On behalf of Nationwide Variable Insurance Trust (the “Registrant”), below you will find the Registrant’s response to each comment conveyed by you on March 26, 2013, and April 2, 2013, and the revised comment conveyed by Susan Nash, William Kotapish, and Joyce Pickholz on April 3, 2013, with regard to Post-Effective Amendment Nos. 157, 158 (the “Amendment”) to the Registrant’s registration statement on Form N-1A.  The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 11, 2013, pursuant to the Investment Company Act of 1940, as amended, and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”) for the purpose of registering new series of the Registrant (each, a “Fund”).  A reference to a specific “Item” requirement is to the requirements of Form N-1A.

Below we have provided each SEC staff comment and the Registrant’s response to each comment.  These responses will be incorporated into the post-effective amendment filing to be made pursuant to Rule 485(b) under the Securities Act.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

Michelle Roberts, Esq.
U.S. Securities and Exchange Commission
April 24, 2013

In connection with our responses to your comments, we acknowledge, on behalf of the Registrant, that:

▪	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
▪	Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and
▪	The Registrant may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

1.	Comment – Please confirm that all bracketed information and exhibits will be included in the post-effective amendment filing to be made pursuant to Rule 485(b) under the Securities Act.

Response – Registrant confirms that all bracketed information and exhibits will be included in the post-effective amendment filing to be made pursuant to Rule 485(b) under the Securities Act.

2.	Comment – Please explain why the term “Protected” in the Funds’ name is not materially misleading under Section 35 of the Investment Company Act of 1940 (the “1940 Act”).

Response – As indicated to you on April 3, 2013, and April 10, 2013, Registrant has removed the term “Protected” from each Fund’s name.  Registrant has replaced the term “Protected” with the term “Managed” for each Fund’s name.  As such, the Funds’ revised names are: (1) NVIT CardinalSM Managed Growth Fund; (2) NVIT CardinalSM Managed Growth & Income Fund; (3) NVIT Investor Destinations Managed Growth Fund; and (4) NVIT Investor Destinations Managed Growth & Income Fund.

As such, Registrant believes that this comment is no longer applicable.

3.
Comment – The footnote to the Fee Table indicates that the Adviser may recoup management fees previously waived.  Please remove “previously waived” and “waived the fees” in the footnote to the Fee Table as it is not considered a fee waiver if it is subject to a recoupment.

Response – Registrant notes that this comment has been previously provided by the SEC staff and responded to by the Registrant.  As indicated in Registrant’s previous comment response letters and now again, Registrant continues to believe that the use of the term “waiver” in the footnote remains appropriate and accurate terminology.

Michelle Roberts, Esq.
U.S. Securities and Exchange Commission
April 24, 2013

The relevant portion of the footnote reads:

The Trust is authorized to reimburse the Adviser for management fees previously waived or reduced and/or for expenses previously paid by the Adviser provided, however, that any reimbursements must be paid at a date not more than three years after the fiscal year in which the Adviser waived the fees or reimbursed the expenses and the reimbursements do not cause the Fund to exceed the expense limitation that was in place at the time that the Adviser waived the fees or reimbursed the expenses.  (emphasis added)

This footnote disclosure indicates that the fee waiver is subject to recoupment by the Adviser.  The fee waiver occurs first, which is then subject to a potential recoupment by the Adviser for up to three years after the fee waiver, provided that recoupment complies with the terms of the Expense Limitation Agreement and the reimbursement does not cause the Fund to exceed its expense limitation at that time.  As such, Registrant believes that the fee waiver and recoupment are separate concepts.  The separation of concepts is highlighted by the fact that: (i) the Adviser may waive fees and, depending on numerous factors, not recoup any of these waived fees; (ii) recoupment, in whole or in part, may only occur if there has been a fee waiver; and (iii) recoupment cannot occur at the same time that fee waivers are taking place.  As a result, Registrant does not believe that the potential for recoupment, or the recoupment itself, in whole or in part, fundamentally changes the initial classification of the fee waiver, or makes the disclosure in the footnote inaccurate.

Second, a plain English reading of the terms “waived” and “reduced” favors including both words in the footnote disclosure.  The term “waived” implies a temporary characteristic through the relinquishment of a known right.  “Reduced” implies permanence through diminishment or change.  If “previously waived” is removed, use of the term “reduced,” as proposed by the staff, by itself may lead shareholders to believe that the cost of expenses had been permanently reduced when in fact the expense limitation agreement to limit expenses can be terminated at the end of the stated time period or at any time with the consent of the Board of Trustees.

Third, the disclosure, as set forth in the footnote, and the terms, “previously waived” and “waived the fees,” is derived from substantially identical language set forth in the Expense Limitation Agreement entered into by the Trust with the Adviser, and approved by the Board of Trustees.  As such, Registrant does not believe it is necessary or appropriate to change the footnote disclosure where the contractual language is currently clear.

Michelle Roberts, Esq.
U.S. Securities and Exchange Commission
April 24, 2013

Fourth, the term “fee waiver” is set forth in the subcaption to the Fee Table, as that term is expressly required by Item 3, Instruction 3(e).  Removing “fee waiver” from the footnote disclosure, as a result, will unnecessarily complicate the terminology used throughout the prospectus.

Finally, Registrant is aware of other fund complexes utilizing the same approach as the Registrant.

As such, Registrant again respectfully declines to accept this comment.

4.
Comment – Consider moving the phrase, “(or Underlying Funds that themselves invest in such securities)” to where the Volatility Overlay is first mentioned in the first paragraph of the principal investment strategies.

Response – Registrant has revised the disclosure as requested.

5.
Comment – It is disclosed that the purpose of the Volatility Overlay is to minimize the costs and risks to Nationwide Life to support guaranteed benefits.  This disclosure may lead one to believe that the Funds are designed to run for the benefit of the insurer as opposed to the investor.  Consequently, please confirm in SEC correspondence that (1) the Adviser has or will provide information to the Board describing the benefits and detriments to both the insurer and contract owners and (2) the Board will make a special finding that the Funds are managed for the benefit of its investors rather than for the interests of the insurer and to the detriment of the Funds’ investors.

Response – Registrant does not believe that it is an accurate characterization to state that the Funds are designed to run for the benefit of the insurer as opposed to the investor.  While the purpose of the Funds’ Volatility Overlay, as fully and accurately disclosed in the Amendment, is “to minimize the costs and risks to Nationwide Life of supporting . . . guaranteed benefits,” the Funds are intended to be used primarily in connection with guaranteed benefits available through variable annuity contracts issued by Nationwide Life.  Due to various economic and market factors, volatility mitigation measures, including those used by Nationwide Life’s competitors, have become increasingly necessary components of the mutual fund investment options offered through guaranteed benefit products.  Absent such volatility mitigation measures, such as the Funds’ Volatility Overlay, guaranteed benefit products may no longer be sustainable in their current format.

Michelle Roberts, Esq.
U.S. Securities and Exchange Commission
April 24, 2013

The Adviser has provided this and further information to the Board of Trustees of the Registrant (the “Board”).  In addition, the Adviser has provided to the Board detailed information about the Volatility Overlay.  However, absent a specific legal obligation, the Board will not make a special finding as indicated in the comment above.

6.	Comment – Please place the disclosure required by Item 4(b)(1) at the beginning of the risk section. This language states, “If the value of the Fund’s investments goes down, you may lose money.”

Response – Registrant notes that this comment has been previously provided by the SEC staff and responded to by the Registrant.

Registrant has reviewed the format of the prospectuses for all the NVIT Funds.  Registrant believes that the statement, located in its current location, is prominent, and again respectfully declines to make the requested change.

* * *

Registrant believes it has fully responded to each comment.  If, however, you have any further questions or require further clarification of any response, please contact me by telephone at (202) 419-8402, or, in my absence, Prufesh R. Modhera at (202) 419-8417.

Respectfully submitted,

/s/Christopher J. Zimmerman
Christopher J. Zimmerman, Esq.

cc:           Allan Oster, Esq.
Barbara A. Nugent, Esq.
Prufesh R. Modhera, Esq.